UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 26, 2022

Adit EdTech Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39872	85-3477678
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor New York, New York	10105
(Address of principal executive offices)	(Zip Code)

(646) 291-6930

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	ADEX.U	The New York Stock Exchange
Common stock, par value $0.0001 per share	ADEX	The New York Stock Exchange
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	ADEX.WS	The New York Stock Exchange

☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

On August 26, 2022, Adit EdTech Acquisition Corp. (the “Company”) and Griid Holdco LLC (“GRIID”) entered into a waiver agreement pursuant to which each of the parties agreed to waive, until October 1, 2022, its right to terminate the Agreement and Plan of Merger, dated as of November 29, 2021 and amended as of December 23, 2021, by and among the Company, ADEX Merger Sub, LLC and GRIID, based on the transactions contemplated thereby not having been consummated on or prior to August 27, 2022.

Important Information About the Merger and Where to Find It

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GRIID, the combined company or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The Company has filed a Registration Statement on Form S-4, as amended from time to time, containing a proxy statement/prospectus with the SEC. The definitive proxy statement/prospectus will be sent to all Company stockholders. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

GRIID, the Company and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 21, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or by variations of such words or by similar expressions. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this Current Report on Form 8-K. These forward looking statements speak only as of the date of this Current Report on Form 8-K. Except as required by law, the Company does not undertake any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

2.1	Waiver Agreement, dated as of August 26, 2022, between Adit EdTech Acquisition Corp. and Griid Holdco LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Adit EdTech Acquisition Corp.

By:	/s/ John D’Agostino
John D’Agostino
Chief Financial Officer

Dated: August 26, 2022

Exhibit 2.1

WAIVER AGREEMENT

This Waiver Agreement (this “Waiver”) is made and entered into as of August 26, 2022, by and between Adit EdTech Acquisition Corp., a Delaware corporation (“Acquiror”), and Griid Holdco LLC, a Delaware limited liability company (the “Company” and, together with Acquiror, the “Parties”).

WHEREAS, the Parties and ADEX Merger Sub, LLC entered into an Agreement and Plan of Merger, dated as of November 29, 2021 and amended as of December 23, 2021 (the “Agreement”);

WHEREAS, under Section 8.1(d) of the Agreement, the Agreement may be terminated by either Acquiror or the Company, if the Transactions have not been consummated on or prior to the Termination Date (as the Termination Date may be extended in accordance with such Section); and

WHEREAS, under Section 9.14 of the Agreement, each of the Company and Acquiror may extend the time for performance of obligations and/or waive certain matters under the Agreement in writing.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Waiver, the Parties agree as follows:

1. Waiver. In accordance with Section 9.14 of the Agreement, Acquiror and the Company each waive their right to terminate the Agreement pursuant to Section 8.1(d) of the Agreement until October 1, 2022.

2. No Implied Waiver. This Waiver is limited to the matters specifically set forth herein, and shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Parties under the Agreement, or alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Agreement, all of which shall continue in full force and effect. Nothing in this Waiver shall be construed as a waiver of any subsequent waiver of the same term or condition, or a waiver of any other term or condition of the Agreement.

3. Miscellaneous Terms. Capitalized terms not otherwise defined in this Waiver shall have the respective meanings set forth in the Agreement. The provisions of Article 9 of the Agreement shall apply mutatis mutandis to this Waiver.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Parties have caused this Waiver to be executed as of the date first written above.

ADIT EDTECH ACQUISITION CORP.

By:	/s/ David Shrier
Name:	David Shrier
Title:	Chief Executive Officer

[Signature Page to Waiver]

GRIID HOLDCO LLC

By:	/s/ James D. Kelly III
Name:	James D. Kelly III
Title:	Chief Executive Officer and President

[Signature Page to Waiver]